UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check one):
[X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR [ ]Form N-CSR


For Period Ended:            June 30, 2003
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       __   Transition Report on Form 10-K
       __   Transition Report on Form 20-F
       __   Transition Report on Form 11-K
       __   Transition Report on Form 10-Q
       __   Transition Report on Form N-SAR

For the Transition Period Ended:
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        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                               -----

                        PART I -- REGISTRANT INFORMATION

                         ENERGY CONVERSION DEVICES, INC.
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                             Full Name of Registrant


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                            Former Name if Applicable


                              2956 Waterview Drive
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                 Address of Principal Executive Office (Street and Number)


                            Rochester Hills, MI 48309
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                            City, State and Zip Code

                          PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    [X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III -- NARRATIVE

The Registrant's completion of its annual financial statements and the audit of such consolidated financial statements by its independent auditors, Deloitte & Touche LLP, are being delayed pending the completion and accounting analyses of the Registrant's purchase accounting for the May 2003 transaction in which the Registrant acquired from N.V. Bekaert S.A. and its related companies ("Bekaert") the interests previously owned by Bekaert in United Solar Ovonic Corp. and United Solar Ovonic LLC.

Within the next 15 calendar days, the Registrant expects the accounting analyses to be concluded and to complete its consolidated financial statements for the fiscal year ended June 30, 2003, receive the report of its independent auditors with respect to the Registrant's consolidated financial statements, and file with the Securities and Exchange Commission its Annual Report on Form 10-K.

As previously disclosed in the Registrant's Form 10-Q for the quarter ended March 31, 2003, the recent purchases by the Registrant of its former partners' interests in the photovoltaic and fuel cell ventures have both near-term and long-term impacts on the Registrant's capital resources. The Registrant is attempting to obtain additional sources of cash required to sustain its operations and is in the process of a number of negotiations and discussions with third parties to fund its operations, including securing the working capital required through additional debt and/or equity financings, the refinancing of its 30-megawatt photovoltaic manufacturing equipment, and discussions with potential new partners to form new strategic alliances to fund and grow its photovoltaic and other businesses. The Registrant expects that funds from debt and/or equity financings, the refinancing of the photovoltaic equipment, funds generated from operations, new business agreements, new government contracts, together with existing cash and cash equivalents, will be adequate to support its operations for the coming year. No assurances, however, can be given as to the success of the aforementioned plans, negotiations, discussions and programs.

If the Registrant is unable to raise the required funding prior to the filing of its Form 10-K for the fiscal year ended June 30, 2003, and while its independent auditors have not completed their audit and have not rendered their opinion with respect to the Registrant's consolidated financial statements, the Registrant believes that the independent auditors' report on the Registrant's consolidated financial statements will include an explanatory paragraph concerning the Registrant's ability to continue as a going concern for a reasonable period of time.


                          PART IV -- OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification:

           Stephan W. Zumsteg            248               293-0440
           -----------------------    -----------    --------------------
           (Name)                     (Area Code)    (Telephone Number)


   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

   The Registrant expects to report that revenues for the year ended June 30, 2003 are approximately $66 million compared to $91.7 million in the prior year, primarily due to lower equipment sales to Rare Earth Ovonic in China because of the near completion of the first phase of that project and lower revenues from product development agreements because of reduced funding from ChevronTexaco Corp. Net loss for the year ended June 30, 2003 will be significantly higher than the $20.9 million in the prior year. The final results may be affected by the completion of the Registrant's analyses of the matters discussed above.


                         ENERGY CONVERSION DEVICES, INC.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date September 29, 2003          By /S/ Stephan W. Zumsteg
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                                    Stephan W. Zumsteg
                                    Vice President and Chief Financial Officer